Exhibit 12.1

EQUINIX, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	Years ended December 31,
	2013		2014		2015		2016		2017
Earnings:
Income from continuing operations before income taxes	$112,279		$84,733		$210,998		$159,859		$286,832

Fixed charges:
Interest expense	248,792		270,553		299,055		392,156		478,698
Amortization of capitalized interest	4,858		5,536		6,277		6,840		8,121
Interest factor on operating leases	33,811		31,617		30,464		42,181		47,374
Subtotal	$287,461		$307,706		$335,796		$441,177		$534,193

Total earnings	$399,740		$392,439		$546,794		$601,036		$821,025

Fixed charges:
Interest expense	248,792		270,553		299,055		392,156		478,698
Capitalized interest	10,608		19,004		10,943		13,338		22,625
Interest factor operating leases	33,811		31,617		30,464		42,181		47,374
Total fixed charges	$293,211		$321,174		$340,462		$447,675		$548,697

Ratio of earnings to fixed charges	1.4	x	1.2	x	1.6	x	1.3	x	1.5	x